UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Antero Midstream GP LP

(Name of Issuer)

Common Shares Representing Limited Partner Interests

(Title of Class of Securities)

03675Y 103

(CUSIP Number)

Paul M. Rady

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 03675Y 103
1.	Name of Reporting Person Paul M. Rady

2.	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 815,798

	8.	Shared Voting Power 19,180,821(1)

	9.	Sole Dispositive Power 815,798

	10.	Shared Dispositive Power 19,180,821(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,996,619(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.7%(1)(2)

14.	Type of Reporting Person IN

(1)           Includes 19,180,821 Common Shares held by Mockingbird Investments LLC (“Mockingbird”).  The Reporting Person owns a 13.1874% limited liability company interest in Mockingbird, and two trusts under his control own the remaining 86.8126%. The Reporting Person disclaims beneficial ownership of all shares held by Mockingbird except to the extent of his pecuniary interest therein.

(2)           Calculations are based upon 186,219,438 Common Shares outstanding as of October 26, 2018.

Explanatory Note: This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on May 12, 2017 (such Schedule 13D, as amended and supplemented by Amendment No. 1, filed on October 11, 2018, the “Original Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) relating to the common shares (“Common Shares”) representing limited partner interests in Antero Midstream GP LP (the “Issuer” or “AMGP”), a Delaware limited partnership. The Original Schedule 13D is hereby amended and supplemented by Paul M. Rady (the “Reporting Person”), as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplemented as follows:

The Reporting Person previously reported beneficial ownership of 2,400,000 Common Shares over which he shared voting and dispositive power with Schwab Charitable Fund (“Schwab”). Schwab is a charitable donor-advised fund, and the Reporting Person advises Schwab with respect to the disposition of the Common Shares held by Schwab. Between November 7, 2018 and November 9, 2018, Schwab sold all of the 2,400,000 Common Shares held by it in open-market transactions. As of the date hereof, the Reporting Person beneficially owns 19,996,619 Common Shares, including 19,180,821 Common Shares held by Mockingbird, and Schwab no longer holds any Common Shares.

Item 5.           Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) — (b)        The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person (on the basis of a total of 186,219,438 shares issued and outstanding as of October 26, 2018) are as follows:

Amount beneficially owned: 19,996,619

Percentage:	10.7%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	815,798
ii. Shared power to vote or to direct the vote:	19,180,821
iii. Sole power to dispose or to direct the disposition of:	815,798
iv. Shared power to dispose or to direct the disposition of:	19,180,821

The number of shares to which the Reporting Person has shared voting and dispositive power includes 19,180,821 Common Shares held by Mockingbird.  The Reporting Person owns a 13.1874% limited liability company interest in Mockingbird, and two trusts under his control own the remaining 86.8126%.  The Reporting Person disclaims beneficial ownership of all Common Shares held by Mockingbird except to the extent of his pecuniary interest therein.

(c)   The information contained in Item 3 above is incorporated herein by reference. Except as described therein, the Reporting Person has not effected any transactions in the Common Shares during the past 60 days.

(d)   The Reporting Person has the right to receive the proceeds from the sale of the Common Shares reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Common Shares beneficially owned by the Reporting Person.

(e)   Not applicable.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2018

Paul M. Rady
/s/Alvyn A. Schopp
	Name:	Alvyn A. Schopp
	Title:	Attorney in Fact*

*      The Power of Attorney given by Mr. Rady was previously filed with the U.S. Securities and Exchange Commission on May 3, 2017 as an exhibit to the Form 3 filed by Mr. Rady with respect to the Issuer and is hereby incorporated by reference.